華潤創業有限公司
China Resources Enterprise, Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code : 291)

ANNUAL GENERAL MEETING HELD ON 29 MAY 2008 – POLL RESULTS

China Resources Enterprise, Limited (the "**Company**") is pleased to announce the poll results in respect of the resolutions proposed at the annual general meeting (the "**AGM**") of the Company held on 29 May 2008 as follows:

	Resolutions proposed at the AGM	Number of Votes (%) For	Number of Votes (%) Against
1.	To receive and consider the audited Financial Statements and the Directors' Report and the Independent Auditor's Report for the year ended 31 December 2007.	1,795,554,959 (99.95%)	988,000 (0.05%)
	The resolution was duly passed as an ordinary resolution.		
2.	To declare a final dividend of HK30 cents per share for the year ended 31 December 2007 payable on or about 13 June 2008 to shareholders whose names appear on the register of members of the Company on 26 May 2008.	1,829,885,973 (100%)	0 (0%)
	The resolution was duly passed as an ordinary resolution.		
3.	(a) To re-elect Mr. Song Lin as Director.	1,498,319,172 (81.87%)	331,748,801 (18.13%)
	The resolution was duly passed as an ordinary resolution.		
	(b) To re-elect Mr. Chen Shulin as Director.	1,800,903,221 (98.41%)	29,164,752 (1.59%)
	The resolution was duly passed as an ordinary resolution.		
	(c) To re-elect Mr. Kwong Man Him as Director.	1,826,630,365 (99.81%)	3,437,608 (0.19%)
	The resolution was duly passed as an ordinary resolution.		
	(d) To re-elect Mr. Li Fuzuo as Director.	1,816,970,365 (99.28%)	13,097,608 (0.72%)

	The resolution was duly passed as an ordinary resolution.		
	(e) To re-elect Mr. Du Wenmin as Director.	1,811,268,341 (98.97%)	18,799,632 (1.03%)
	The resolution was duly passed as an ordinary resolution.		
	(f) To re-elect Mr. Houang Tai Ninh as Director.	1,829,895,973 (99.99%)	172,000 (0.01%)
	The resolution was duly passed as an ordinary resolution.		
	(g) To re-elect Dr. Li Ka Cheung, Eric as Director.	1,540,017,204 (84.41%)	284,472,769 (15.59%)
	The resolution was duly passed as an ordinary resolution.		
	(h) To re-elect Dr. Cheng Mo Chi as Director.	1,816,065,703 (99.55%)	8,300,270 (0.45%)
	The resolution was duly passed as an ordinary resolution.		
	(i) To fix the fee for Directors for the year ending 31 December 2008 at the rate of HK$80,000 per annum for each executive and non-executive director and HK$160,000 per annum for each independent non-executive director, pro-rated, where appropriate, and payable in December 2008.	1,829,893,949 (99.99%)	174,024 (0.01%)
	The resolution was duly passed as an ordinary resolution.		
4.	To re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company until the conclusion of the next annual general meeting at a remuneration to be fixed by the Board of Directors.	1,829,877,949 (99.99%)	18,024 (0.01%)
	The resolution was duly passed as an ordinary resolution.		
5.	To give a general mandate to the Directors to repurchase shares of the Company not exceeding 10% of the issued share capital.	1,830,827,949 (99.99%)	24 (0.01%)
	The resolution was duly passed as an ordinary resolution.		
6.	To give a general mandate to the Directors to issue new shares of the Company not exceeding 20% of the issued share capital.	1,450,154,497 (79.26%)	379,435,476 (20.74%)
	The resolution was duly passed as an ordinary resolution.		
7.	To extend the general mandate to be given to the Directors to issue shares by the addition of the shares repurchased by the Company under Item No. 5 above.	1,464,318,497 (80.04%)	365,271,476 (19.96%)
	The resolution was duly passed as an ordinary resolution.		

As at the date of the AGM, the total number of issued and fully paid up shares of the Company was 2,387,515,120 shares. In relation to all resolutions proposed at the AGM, the total number of shares entitling the holders to attend and vote for or against the resolutions at the AGM was 2,387,515,120 shares. There is no restriction on any shareholders casting votes on any of the resolutions at the AGM.

Tricor Standard Limited, the Share Registrars of the Company, acted as scrutineer for the poll at the AGM.

Shareholders may refer to the circular dated 25 April 2008 for details of the above resolutions proposed at the AGM. The circular may be viewed and downloaded from the Company's website at www.cre.com.hk or the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk.

For and on behalf of
China Resources Enterprise, Limited
CHEN Shulin
Managing Director

Hong Kong, 29 May 2008

As at the date hereof, the Executive Directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The Non-Executive Directors are Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting, Mr. Li Fuzuo and Mr. Du Wenmin. The Independent Non-Executive Directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric, Dr. Cheng Mo Chi, The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon.

END